FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by JDS Uniphase Corporation	430 North McCarthy Boulevard
Milpitas, CA 95035 USA

Tel 408.546-5000
Fax 408 546-4300
www.jdsu.com

February 27, 2007

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re: Comment Letter dated February 1, 2007 (fax received February 1, 2007)

Dear Mr. Webb:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 filed on September 14, 2006, Form 10-K/A for the year ended June 30, 2006 filed on September 18, 2006, and Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006 with the Securities and Exchange Commission (the “Commission”). We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette

Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to comment letter date February 1, 2007

2. SAB 99 memo for the period ended September 30, 2005

3. SAB 99 memo for the period ended September 30, 2006

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Re:	JDS Uniphase Corporation
Form 10-K for the year ended June 30, 2006
Filed September 14, 2006
File No. 000-22874

Dear Mr. Webb:

This letter responds to your comment letter dated February 1, 2007, to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The Commission’s comments and the Company’s response to each of the items included in the comment are presented below.

Form 10-K for the Year ended June 30, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies. page 75

Fiscal Years, page 75

1.	We noted that although your fiscal years ended on July 1, 2006 July 2, 2005 and July 3, 2004 you present consolidated balance sheets as of June 30, 2006 and 2005 and income statements for the period ended June 30, 2006, 2005 and 2004 for ease of presentation.

•	Tell us why management believes such presentation is appropriate.

•

Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheet dated June 30, 2005 and income statements and cash flows for the two years in the period ended June 30, 2005, although the actual periods apparently ended on different days, are appropriate and comply with Article 2 of Regulation S-X and PCAOB standards.

Revise future filings to include financial statements as of the and for the periods ended on your actual fiscal year end date.

Company Response:

Fiscal Years

The Company changed its fiscal year end effective July 1, 2000 from a June 30 year end to a 52-53 week fiscal year ending on the Saturday closest to the calendar quarter month end or calendar fiscal year end. Historically, for comparative presentation purposes, the Company utilized a dating convention whereby the dates stated in its consolidated financial statements and notes were the last day of the calendar quarter or calendar fiscal year end. The Company fully disclosed in the notes to the financial statements its use of this dating convention as well as the actual period end dates for each period presented.

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The use of this dating convention in the presentation of the financial statements and notes had no impact on the Company’s financial position, results of operation and cash flows for any period presented. The Company believes that this presentation, including footnote disclosure, was appropriate and enabled investors to more easily read and understand its financial statements. The Company also believes that this presentation facilitated the comparison between the Company’s financial statements and those of other companies in the industry.

In order to address the SEC staff’s comment, the Company changed its dating convention to state the actual closing dates for all periods presented in its condensed consolidated financial statements and accompanying notes beginning with the December 30, 2006 Quarterly Report on Form 10-Q filed on February 6, 2007. This change had no impact on the Company’s financial position, results of operations and cash flows for any of the periods presented because it was only a change in the stated dates and not in the actual dates used in preparing the financial statements.

Auditor Response

In order to be consistent with the Company’s presentation of its annual consolidated financial statements and notes, as described in the Company’s response above, Ernst & Young LLP utilized the last day of the calendar fiscal year end in the 2005 audit report. The use of this dating convention in the audit report had no impact on the 2005 audit, as the audit procedures were based on the actual fiscal year end date of July 2, 2005. Ernst & Young LLP believes that the Company’s disclosure in the notes to the annual consolidated financial statements clearly states the Company’s actual fiscal year end date and the use of an alternative dating convention for presentation purposes.

Therefore, Ernst & Young LLP believes the audit report opining on the consolidated balance sheet dated June 30, 2005 and income statements and cash flows for the two years in the period ended June 30, 2005 is appropriate and complies with Securities and Exchange Commission Article 2 of Regulation S-X and Public Company Accounting Oversight Board standards.

Form 10-K/A filed September 18, 2006

2.	We noted your Form 10-K/A Amendment No. 1 was filed “to correct administrative errors in the content of Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 as filed on September 14, 2006” and this filing only included Exhibits 31.1 and 31.2. Please tell us why you believe it is appropriate to file the Section 302 certification stand alone, without the related financial statements. In addition, please tell us why you did not file Section 906 certifications with the document. Amend your 2006 Form 10-K as necessary based on our comment.

Company Response:

The Company believes that the Form 10-K/A filed on September 18, 2006 was an appropriate method of replacing our Section 302 certifications with new certifications that properly included the reference

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to internal control over financial reporting in the introductory language of paragraph 4. Unfortunately, despite the fact that the transition period for Section 404 reporting had elapsed, the Company inadvertently omitted the internal control language, and took corrective action as soon as it discovered the error. Rule 12b-15 of Regulation 12B, which sets forth the requirements for filing amended Exchange Act reports, states, “Amendments filed pursuant to this section must set forth the complete text of each item as amended.” Thus, the Company believes that Rule 12b-15 allows a company to satisfy its Exchange Act reporting obligations by amending only specific items of an Exchange Act report, while leaving those items that do not require amendment to remain as they were in the original filing (without repetition of those items). Additionally, it follows that Rule 12b-15 permits investors to look to the original filing and all subsequent amendments as a whole in order to consider whether or not a company has satisfied its annual report obligation under Rule 13a-1.

The Company does not believe that it needed to re-file the financial statements with the amended report because the sole purpose of the amendment was to amend the exhibits only, and the financial statements contained in the first filing remained in effect for purposes of satisfying Rule 13a-1. In other words, the Company believes that the first filing, considered together with the new exhibits in the amendment, satisfied all informational requirements of the Exchange Act.

The Company did not re-file our Section 906 certifications under the same reasoning as discussed above; that is, the original 906 certifications remained valid, and filing an amended Form 10-K did not invalidate or change the effect of the 906 certifications in any way. The Company understands that Rule 12b-15 states that “an amendment to any report required to be accompanied by the certifications as specified in Rules 13a-14(b) or 15d-14(b) must be accompanied by new certifications.” However, in its final rulemaking release adopting the Section 906 certification requirement, the Commission stated, “Unlike the Section 302 certifications, the Section 906 certifications are required only in periodic reports that contain financial statements. Therefore, amendments to periodic reports that do not contain financial statements would not require a new Section 906 certification, but would require a new Section 302 certification to be filed with the amendment.” (See Release No. 33-8238, text accompanying footnote 154). Therefore, because the Form 10-K/A did not contain financial statements, it did not require the Company to provide new Section 906 certifications.

Accordingly, the Company believes that its Form 10-K/A properly corrected the error in the Section 302 certifications and it does not believe that any further amendment to its Form 10-K for the fiscal year ended June 30, 2006 is required for the Company to comply with its obligations under the Exchange Act. The Company has taken action to ensure that it will not make such an inadvertent error in its future filings.

Form 10-Q for the quarterly period ended September 30, 2006

Financial Statements, page 3

Note 1. Basis of Presentation, page 6

Reclassifications and Out of Period Adjustments, page 6

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3.	We see that you recorded adjustments related to your inventory reserve, accounting for inventory variances and restructuring in the quarterly period ended September 30, 2006. We also noted that you recorded adjustments related to the under accrual of asset retirement obligations related to certain leased facilities and reclassifications on the income statement during the quarterly period ended September 30, 2005.

•

Tell us more about these adjustments, including the amounts related to each adjustment and the period to which each adjustment relates. In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB 99 analysis.

•	Tell us how you have considered SFAS 154 in your analysis of the required accounting, presentation and disclosure impact of the referenced adjustments.

•	In addition, tell us about your consideration of the guidance in SAB 108 in your analysis of the adjustments and reclassifications.

Company Response:

September 30, 2006 Out of Period Adjustments

For the quarter ended September 30, 2006, the Company recorded $2.6 million of out of period adjustments related to accounting for inventory variances, inventory costs, and restructuring. The out of period adjustments resulted in the Company recording $2.2 million in additional cost of sales and $0.4 million in additional operating expense related to prior quarters. Management and the Audit Committee concluded that such amounts were not material to previously reported financial statements. These out of period adjustments resulted in $0.01 additional net loss per share for the quarter ended September 30, 2006. Details of these out of period adjustments are as follows:

•

During the quarter ended June 30, 2006, certain work orders were improperly closed out which resulted in recording favorable manufacturing variances of $1.1 million to cost of sales. This was corrected in the quarter ended September 30, 2006.

•

The cost of inventory related to certain Returned Material Authorizations (“RMA’s”) for several quarterly periods were not properly recorded. As a result, $1.1 million was recorded to cost of sales in the quarter ended September 30, 2006.

•

During the quarter ended June 30, 2006, certain employee severance of $0.4 million was excluded from the restructuring expense. This amount related to the severance expenses of two employees which were not included in the original calculation. This was corrected in the quarter ended September 30, 2006.

The following table summarizes the impact of recording the out of period adjustments to certain lines in the financial statements for the quarter ended September 30, 2006 (in millions except for per share and percentage data).

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	Balance Sheet		Income Statement
	Total Assets	Total Liabilities	Net Revenue	Gross Profit	Loss from Operations	Net Loss	EPS*
Quarter Ended September 30, 2006
As Reported	3,052.5	1,466.0	318.1	98.0	(36.7)	(17.4)	(0.08)
Out of Period Adjustment	0.0	0.0	0.0	2.2	2.6	2.6	0.01

Excluding Adjustment	3,052.5	1,466.0	318.1	100.2	(34.1)	(14.8)	(0.07)

%	0.0%	0.0%	0.0%	2.2%	-7.1%	-14.9%	-12.5%

The following table summarizes the impact of these out of period adjustments as if they had been recorded in the correct periods (in millions except for per share and percentage data).

	Balance Sheet		Income Statement
	Total Assets	Total Liabilities	Net Revenue	Gross Profit	Loss from Operations	Net Loss	EPS*
Year Ended June 30, 2006
As Reported	3,065.1	1,481.5	1,204.3	340.5	(248.0)	(151.2)	(0.72)
Out of Period Adjustment	(2.2)	0.4	0.0	(2.1)	(2.5)	(2.5)	0.01

%	-0.1%	0.0%	0.0%	-0.6%	1.0%	1.7%	-1.4%

Year Ended June 30, 2005
As Reported	2,080.4	750.7	712.2	125.6	(234.3)	(261.3)	(1.45)
Out of Period Adjustment	(0.1)	0.0	0.0	(0.1)	(0.1)	(0.1)	0.00

%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%

*	The earnings per share amount reflects a 1-for-8 reverse stock split effected by the Company on October 16, 2006.

The Company assessed and concluded that the impact of these out of period adjustments to the prior quarterly financial statements was immaterial. See details in the attached Memo addressing the requirements of the SEC Staff Accounting Bulletin No. 99 “Materiality” (“SAB 99”) for the quarter ended September 30, 2006.

The Company also considered the impact on the financial statements for the fiscal year ended June 30, 2006 of all subsequently identified errors. The impact of all errors identified subsequent to June 30, 2006 that related to prior fiscal years would have increased net loss by $2.5 million, or a 1.7% increase. The Company concludes that these adjustments are immaterial to the period.

Quantitative Materiality Analysis

The Company assessed the impact of the out of period adjustment considering both quantitative and qualitative factors. In assessing the quantitative impact management reviewed the impact on certain financial statement line items, net loss, and net loss per share as follows:

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Certain financial statement individual line items

The Company assessed the impact on an individual line item basis, for which key totals or certain line items were included in the table above. Adjustments to individual line items were not material.

Net Revenue

These out of period adjustments had no impact on reported revenue for the quarter ended September 30, 2006.

Net loss

During the quarter ended September 30, 2006 the total income statement impact is a net $2.6 million or 14.9% of the recorded net loss.

The impact to the fiscal year ended June 30, 2006 had the adjustments been booked to the correct period would have been to increase the net loss from $151.2 million to $153.7 million, or 1.7% of recorded net loss.

Earnings per share

During the three months ended September 30, 2006 the earnings per share impact of prior period adjustments is $0.01.

Other

In accordance with Accounting Principles Board Opinions No. 28 “Interim Financial Reporting” (“APB 28), paragraph 29, determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

In considering materiality of the out of period adjustments recorded in the quarter ended September 30, 2006 the Company assessed the impact on the expected annual results of operations for the fiscal year ending June 30, 2007. However, as fiscal year ending June 30, 2007’s results are expected to be * the Company also considered the impact on the normalized annual results of operations, as calculated utilizing key metrics from the Company’s 2007 Annual Operating Plan (“AOP”) and the actual net losses for the previous three fiscal years. Per the 2007 AOP, net revenue, gross profit, and total operating expenses are projected to be *, * and *, respectively. Based on these key metrics, the out of period adjustments recorded in the quarter ended September 30, 2006 would have no impact on net revenues, a * impact on gross profit, a * on total operating expenses, and * impact on EPS.

With respect to the expected * for the fiscal year ending June 30, 2007 the Company determined that a percentage measurement was not appropriate because a relatively small adjustment would cause a large percentage change due to the Company’s anticipated results of operations being *. Alternatively, the Company looked to performance trends to assess the

* Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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quantitative impact. In determining materiality with respect to *, the Company considered that the net loss had decreased from $261.3 million in fiscal year ended June 30, 2005, to $151.2 million in fiscal year ended June 30, 2006 and is projected to * in fiscal year ending June 30, 2007. In addition, the Company believes that the materiality threshold has not changed significantly from prior years because: a) total assets, stockholder’s equity and net revenue are consistent with those amounts in the prior years, and b) the reduction in net loss is due to the restructuring efforts, acquisitions, and improved operating results rather than a reduction in the overall size of the business. Although the Company believed it was premature to determine an absolute dollar materiality level for fiscal year ending June 30, 2007, based on the above information and the current view that the Company’s materiality threshold has not changed significantly from prior years, it concluded that the out of period adjustments would not materially effect the financial statements as a whole for fiscal year ending June 30, 2007.

As presented in the above table and the attached SAB 99 memo, the Company also evaluated the impact relative to the prior periods as if the out of period adjustments had been recorded in the correct periods. With respect to the net losses for the prior periods, the Company determined that a percentage measurement was appropriate because of the substantial losses. As a result, these adjustments would not have changed the earnings trend. The impact of the out of period adjustments on the net losses of the prior periods was to immaterially increase the net losses. In addition, these adjustments would not have affected any material segment information and would not have impacted the Company’s performance relative to how the analysts measure the Company’s performance including net loss per share. Management and the Audit Committee concluded that the out of period adjustments would not materially affect the financial statements as a whole for prior periods.

The Company is continuing to evaluate and define materiality with respect to any new out of period adjustments that may occur as the year develops. As a result, the Company updated the SAB 99 assessment in conjunction with its 10-Q Filing for the quarter ended December 30, 2006 to assess certain new out of period adjustments that were identified in that quarter.

Qualitative Materiality Analysis

Qualitative Factors Considered

The following qualitative factors set forth in SAB No. 99 were considered in the SAB 99 Memo which is attached.

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	Whether the misstatement masks a change in earnings or other trends

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	Whether the misstatement changes a loss into income or vice versa

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

* Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Whether the misstatement involves concealment of an unlawful transaction

In addition to the qualitative considerations specifically contemplated by SAB 99, the Company has analyzed materiality using other qualitative considerations.

•	Volatility of Stock Price Due to Certain Disclosures.

•	Pervasiveness.

•	Consistency of Application of the Error

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, the Company believes the out of period adjustments are not material to the investors’ consideration of the Company’s financial statements. Although the out of period adjustments were precise, they did not materially affect gross profit, net loss, loss per share, the balance sheet or net equity for periods prior to June 30, 2006. In addition, the Company’s out of period adjustments have not impacted performance against consensus estimates, have not shifted the Company to profitability, have not affected regulatory compliance, have not affected compliance with significant contracts, and have not affected management’s compensation. The Company does not believe the change in amounts disclosed in the Company’s statement of operations would have a significant market reaction. The Company also believes the policy has been consistently applied without any intent to manipulate results.

Overall Materiality Conclusion

The financial measures and trends considered by management to be the most critical to investors, specifically net revenues, gross profit and net loss, are not materially impacted by the Company’s decision to record out of period adjustments in the quarter ended September 30, 2006. The Company therefore believed that the recognition would be viewed as immaterial by investors.

The Company’s SAB 99 memo for the quarter ended September 30, 2006 is attached per your request.

September 30, 2005 Out of Period Adjustments

For the quarter ended September 30, 2005, the Company recorded out of period adjustments related to the under accrual of asset retirement obligations for several of its leased facilities and the allocation of rent expense over the term of certain leases. These out of period adjustments resulted in the Company recording $7.0 million in additional expense ($2.0 million in cost of sales, $1.6 million in operating expense and $3.4 million in restructuring charges) in the quarter ended September 30, 2005. Management and the Audit Committee concluded that such amounts were not material to previously reported financial statements. These out of period adjustments resulted in $0.04 additional net loss per share for the quarter ended September 30, 2005 after considering the subsequent 1-for-8 reverse stock split effected by the Company on October 16, 2006. Details of these adjustments are as follows:

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•

Adjustments related to the under accrual of asset retirement obligations: Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligation” (“SFAS 143”) provides guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 was effective for the Company’s fiscal year ended June 30, 2003. Due to the change in the external auditors, a new SFAS 143 exposure analysis was performed in September 2005. Management believed that the impact of adopting SFAS 143 to the fiscal years ended June 30, 2003, 2004 and 2005 was immaterial. A new SFAS 143 exposure analysis was performed in September 2005 and the prior period errors were identified. Therefore, the out of period adjustments were recorded in the quarter ended September 30, 2005. Details of the adjustments are as follows:

•

The Company downsized its leased facility located in Ewing, New Jersey from approximately 130,000 square feet to 30,000 square feet. The Company was obligated to return the property to its original condition according to the terms of the lease. In September 2005, the Company negotiated a $1.0 million settlement with the landlord related to this liability. The Company recorded this amount as part of restructuring charges in the quarter ended September 30, 2005.

•

A subtenant of the Company facility in Milpitas, California filed for Chapter 7 and subsequently exited the building in 2003. As result, the Company became responsible for the asset retirement obligations (“ARO”) related to that portion of the property vacated by the sub-tenant. The cost to return that portion of the property to its original condition according to the terms of the lease is estimated to be $2.5 million and should have been recorded in the prior periods. Since $0.1 million had been recorded in the books as of September 30, 2005, the remaining $2.4 million was recorded in restructuring charges in the quarter ended September 30, 2005.

•

In addition there existed similar obligations for other properties in various locations. The total ARO prior period obligation related to these properties was approximately $1.8 million and was recorded in the quarter ended September 30, 2005.

•

Adjustments related to the allocation of rent expense over the terms of certain leases: Statement of Financial Accounting Standards No. 13 “Accounting for Leases” (“SFAS 13”) and the Financial Accounting Standards Board Technical Bulletin No 85-3 “Accounting for Operating Leases with Scheduled Rent Increases” (“FTB 85-3”) provides guidance for recognizing rental expense on a straight-line basis over the lease term. The Company had not recognized rent on a straight-line basis for certain operating leases and accordingly the deferred rent liabilities had not been recorded in accordance with FTB 85-3. As a result, out of period adjustments of $1.7 million related to rental expense and deferred rent liabilities were recorded in the quarter ended September 30, 2005.

The following table summarizes the impact of recording the out of period adjustments to certain lines in the financial statements for the quarter ended September 30, 2005 (in millions except for per share and percentage data).

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	Balance Sheet		Income Statement
	Total Assets	Total Liabilities	Net Revenue	Gross Profit	Loss from Operations	Net Loss	EPS*
Quarter Ended September 30, 2005
As Reported	2,545.1	964.1	258.3	51.6	(90.2)	(67.0)	(0.32)
Out of Period Adjustment	0.0	0.0	0.0	2.0	7.0	7.0	0.03

Excluding Adjustment	2,545.1	964.1	258.3	53.6	(83.2)	(60.0)	(0.29)

%	0.0%	0.0%	0.0%	3.9%	-7.8%	-10.4%	-9.4%

The following table summarizes the impact of these out of period adjustments as if they had been recorded in the correct periods (in millions except for per share and percentage data).

	Balance Sheet		Income Statement
	Total Assets	Total Liabilities	Net Revenue	Gross Profit	Loss from Operations	Net Loss	EPS*
Year Ended June 30, 2005
As Reported	2,080.4	750.7	712.2	125.6	(234.3)	(261.3)	(1.45)
Out of Period Adjustment	0.0	7.0	0.0	(0.2)	(0.8)	(0.8)	0.00

%	0.0%	0.9%	0.0%	-0.2%	0.3%	0.3%	0.0%

Year Ended June 30, 2004
As Reported	2,421.5	850.4	635.9	145.8	(180.3)	(115.5)	(0.64)
Out of Period Adjustment	0.0	6.2	0.0	(0.5)	(1.0)	(1.0)	(0.01)

%	0.0%	0.7%	0.0%	-0.3%	0.6%	0.9%	1.6%

*	The earnings per share amount reflects a 1-for-8 reverse stock split effected by the Company on October 16, 2006.

See the attached SAB 99 Memo for the quarter ended September 30, 2005 for the impact on all prior years and quarters. The Company assessed and concluded that the impact of these out of period adjustments to the prior years and quarters was immaterial.

The Company also considered the impact on the financial statements for the fiscal year ended June 30, 2005 of all subsequently identified errors. The impact of all errors identified subsequent to June 30, 2005 that related to prior fiscal years would have increased net loss by $9.2 million, or a 3.5% increase. The Company concludes that these adjustments are immaterial to the period.

Quantitative Materiality Analysis

The Company assessed the impact of the out of period adjustment considering both quantitative and qualitative factors. See the attached SAB 99 Memo for the quarter ended September 30, 2005. In assessing the quantitative impact management reviewed the impact on certain financial statement line items, net loss, and net loss per share as follows:

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Certain financial statement individual line item

The Company assessed the impact on an individual line item basis, for which key totals or certain line items were included in the table above. Adjustments to individual line items were not material.

Net Revenues

These out of period adjustments had no impact on reported revenue for the quarter ended September 30, 2005.

Gross Profit

During the quarter ended September 30, 2005, out of period adjustments relating to gross profit during the quarter were $2.0 million, or 3.9% of recorded gross profit.

The impact to fiscal years ended June 30, 2005 and 2004, had the out of period adjustments been booked to the correct fiscal years would have been to decrease gross profits for $0.2 million and $0.5 million or 0.2% and 0.3% of recorded gross profits, respectively. This impact is not material to any individual fiscal year’s gross profits.

Loss from Operations

During the quarter ended September 30, 2005, out of period adjustments relating to loss from operations during the quarter were $7.0 million, or 7.8% of recorded loss from operations.

The impact to fiscal years ended June 30, 2005 and 2004, had the out of period adjustments been booked to the correct fiscal years would have been to increase loss from operations for $0.8 million and $1.0 million or 0.3% and 0.6% of recorded loss from operations, respectively. This impact is not material to any individual fiscal year’s loss from operations.

Net Loss

During the quarter ended September 30, 2005 the total income statement impact is a net $7.0 million or 10.4% of the recorded net loss.

The impact to fiscal years ended June 30, 2005 and 2004, had the out of period adjustments been booked to the correct fiscal years would have been to increase net loss for $0.8 million and $1.0 million or 0.3% and 0.9% of recorded net loss, respectively. This impact is not material to any individual fiscal year’s net loss.

Earnings per Share

During the quarter ended September 30, 2005 the earnings per share impact of out of period adjustments is $0.03 on a post-split basis or $0.00 on a pre-split basis.

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Other

In accordance with APB No. 28, paragraph 29, determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

The Company also evaluated the impact relative to the expected fiscal year ended June 30, 2006 expected loss. While the impact on the quarter ended September 30, 2005 net loss was to overstate such loss by 10.4%; given the expected annual loss of over $150-170 million this represented less than 5% of the expected annual net loss. The amounts reported in the prior periods (i) would not have changed the earnings trend (ii) did not effect any material segment information and (iii) would not have impacted the Company’s performance relative to how the analyst measure the Company’s performance including net loss per share.

In determining materiality with respect to net loss, the Company also considered the trend of net loss decreasing from $261.3 million in fiscal year ended June 30, 2005 to a projected range of $150-170 million in fiscal year ended June 30, 2006. Although the Company believed it was premature to determine an absolute dollar materiality level for fiscal year ended June 30, 2006 at that time, its belief was that the Company’s materiality threshold has not changed significantly from prior years. Based on such consideration and the expected net loss for fiscal year ended June 30, 2006, the Company concluded that the out of period adjustments did not materially effect the financial statements as a whole for the fiscal year ended June 30, 2006 or the prior affected periods. The Company continued to update the SAB 99 assessment throughout fiscal year ended June 30, 2006 as the Company: a) discovered additional out of period adjustments and b) became more certain about the expected net loss level for the year as a whole.

Qualitative Materiality Analysis

Qualitative Factors Considered

The following qualitative factors set forth in SAB No. 99 were considered in the SAB 99 Memo which is attached.

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	Whether the misstatement masks a change in earnings or other trends

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	Whether the misstatement changes a loss into income or vice versa

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

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Confidential Treatment Requested by JDS Uniphase Corporation

•	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	Whether the misstatement involves concealment of an unlawful transaction

In addition to the qualitative considerations specifically contemplated by SAB 99, the Company has analyzed materiality using other qualitative considerations.

•	Volatility of Stock Price Due to Certain Disclosures.

•	Pervasiveness.

•	Consistency of Application of the Error

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, the Company believed the out of period adjustments were not material to the investors’ consideration of the Company’s financial statements. Although the out of period adjustments were precise, they did not materially affect gross profit, net loss, loss per share, the balance sheet or net equity for periods prior to June 30, 2005 or for the quarter ended September 30, 2005 when the adjustments were recorded. In addition, the Company’s out of period adjustments have not impacted performance against consensus estimates, have not shifted the Company to profitability, have not affected regulatory compliance, have not affected compliance with significant contracts, and have not affected management’s compensation. The Company concluded that the change in amounts disclosed in the Company’s statement of operations would not have a significant market reaction. The Company also believed the policy had been consistently applied without any intent to manipulate results.

Overall Materiality Conclusion

The financial measures and trends considered by management to be the most critical to investors, specifically net revenues, gross profit and net loss, are not materially impacted by the Company’s decision to record out of period adjustments in the quarter ended September 30, 2005. The Company and the Audit Committee believed that the recognition would be viewed as immaterial by investors.

The Company’s SAB 99 memo for the quarter ended September 30, 2005 is attached per your request.

Consideration of SFAS 154 Requirements

In June 2005, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

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Confidential Treatment Requested by JDS Uniphase Corporation

Management considered the impact of adoption of SFAS 154 in the quarter ended September 30, 2006. The adoption of this pronouncement did not have a material impact on the Company’s financial statements. In addition, in the quarter ended September 30, 2006, we recorded reclassifications of certain items in the financial statements for the quarter ended September 30, 2005 to conform to the classification which were disclosed in our Annual Report on Form 10-K for the year ended June 30, 2006. We have concluded that restatement of the prior periods’ financial statements is not necessary. See details of these reclassifications in the section September 30, 2005 Reclassifications below.

Consideration of SAB 108 Requirements

The Company has historically recorded out of period adjustments in the quarter in which they are identified by management, except to the degree out of period adjustments are identified close to the filing of the Forms 10-K or 10-Q, in which case the materiality of the unrecorded entries is assessed. Management has evaluated the materiality of such unrecorded entries to the balance sheets and statements of operations “as of” and “for” the periods in which adjustments are identified as well as the prior affected periods. Such entries, that are deemed immaterial, are always recorded in the following fiscal period.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The Company is currently assessing the impact of adopting SAB 108 for the fiscal year ending June 30, 2007 but given the Company historically has recorded all out of period adjustments either in the period they were identified or the immediate subsequent period (for adjustments identified close to its filing date) and assessed unrecorded entries as discussed above, the Company does not believe that the initial adoption of SAB 108 will have a material effect on its consolidated financial position or results of operations. In addition, had the Company adopted SAB 108 for the interim period ended Sep 30, 2006, the Company would have not recorded the “cumulative effect adjustment” as the impact of unadjusted errors is not material to the immediately proceeding annual financial statements.

September 30, 2005 Reclassifications

For the quarter ended September 30, 2005, the Company reclassified certain expenses in the Condensed Consolidated Statement of Operations included in the September 30, 2006 Quarterly Report on Form 10-Q filed on November 9, 2006 to conform with that quarter’s presentation as follows:

•	Amortization of $7.6 million of acquired developed technologies which was previously included as part of operating expenses were reclassified to cost of sales (Reclassification No. 1.

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•	Gains and losses of $4.6 million related to the sale of assets which was previously included as part of other income (expense), net was reclassified to operating expense. (Reclassification No. 2).

•	Losses $0.4 million which were previously included as part of loss on sale of subsidiaries’ net assets were reclassified to operating expenses. (Reclassification No. 3).

•	Interest expense of $0.7 million which was previously included as part of other income (expense), net was reclassified to a separate line interest expense. (Reclassification No. 4).

Reclassification No. 1 was a reclassification from one appropriate classification to another appropriate classification.

Reclassifications No. 2, No. 3, and No. 4 were made to correct the initial classification and are not material to the Company’s financial statements.

These reclassifications for presentation purposes were initially made for the fiscal year ended June 30, 2006 and were disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 filed on September 14, 2006. The impact of these reclassifications to the quarter ended September 30, 2005 is an increase in loss from operations of $5.0 million, or 5.5% of previously reported loss from operations. Furthermore, there is no impact to the net loss for the quarter ended September 30, 2005. The Company has concluded that this impact is not material to financial statements for the quarter ended September 30, 2005, as a whole.

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Confidential Treatment Requested by JDS Uniphase Corporation

The following tables details the reclassifications made.

JDS UNIPHASE CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)

(unaudited)

	Three Months Ended September 30, 2005
	As Reported	Reclassifications				As Reclassified
		1	2	3	4
Net revenue	$258.3	—	—	—	—	$258.3
Cost of sales	206.7	—	—	—	—	206.7
Amortization of acquired developed technologies	—	7.6	—	—	—	7.6

Gross profit	51.6	(7.6)	—	—	—	44.0

Operating expenses:
Research and development	33.7	—	—	—	—	33.7
Selling, general and administrative	70.4	—	—	—	—	70.4
Amortization of other intangibles	12.3	(7.6)	—	—	—	4.7
Acquired in-process research and development	19.6	—	—	—	—	19.6
Reduction of intangibles and loss on long-lived assets	1.0	—	4.6	0.4	—	6.0
Restructuring charges	4.8	—	—	—	—	4.8

Total operating expense	141.8	(7.6)	4.6	0.4	—	139.2

Loss from operations	(90.2)	—	(4.6)	(0.4)	—	(95.2)
Interest and other income	(1.5)	—	4.6	—	0.7	3.8
Interest expense	—	—	—	—	(0.7)	(0.7)
Loss on sale of subsidiary	(0.4)	—	—	0.4	—	—
Gain on sale of investments	33.3	—	—	—	—	33.3
Reduction in fair value of investments	(2.3)	—	—	—	—	(2.3)
Loss on equity investments	(0.4)	—	—	—	—	(0.4)

Loss before income taxes	(61.5)	—	—	—	—	(61.5)
Provision for income taxes	5.5	—	—	—	—	5.5

Net loss	$(67.0)	—	—	—	—	$(67.0)

Loss per share—basic and dilutive	$(0.34)					$(0.34)

Shares used in per share calculation—basic and dilutive	197.6					197.6

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Confidential Treatment Requested by JDS Uniphase Corporation

Item 4. Controls and Procedures, page 56

4.	Please revise your future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.thml. In addition, consider the need to discuss the material weakness and the Company’s related remediation plans as part of Managements Discussion and Analysis.

Company Response:

The Company’s disclosure indicated that “Process and control improvements have been implemented and additional key resources have been hired, however, we will continue to consider our disclosure controls and procedures not effective until testing of the improved processes and controls have been completed for fiscal 2007.” Beginning with the December 30, 2006 Quarterly Report on Form 10-Q filed on February 6, 2007 the Company included management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report as follows:

“Based on the evaluation as of the end of the fiscal quarter covered by this Quarterly Report on Form 10-Q, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective.”

To clarify that period as to which management’s assessment speaks, the Company will continue to include clear language that indicates the assessment of effectiveness speaks as of the end of the period covered by the report.

The Company believes that including the disclosure about the material weakness and its related remediation plans is appropriately located in the section of our periodic reports that specifically calls for disclosure about our controls and procedures and in the “Risk Factors” section. However, in future filings the Company will consider whether discussing the material weakness and its remediation plans within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section would assist an investor’s understanding of our financial performance, and the Company will include such a discussion if necessary.

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Confidential Treatment Requested by JDS Uniphase Corporation

Aggregation of Q1 2006 Prior Period Adjustments

Analysis Regarding Materiality

Facts:

JDS Uniphase (“JDSU”) is a leader and innovator of optical technologies that enable dramatic improvements in the way we communicate, detect, present and experience information. Our products are used in communications, commercial and consumer applications including optical networks, brand protection, lasers, aerospace and defense. The Company was incorporated in California in May 1979 and reincorporated in Delaware in October 1993.

JDSU is the product of several significant mergers and acquisitions, including, among others, the combination of Uniphase Corporation and JDS FITEL Inc. to form JDSU Corporation on June 30, 1999, and major subsequent acquisitions, including Optical Coating Laboratory, Inc. (“OCLI”) on February 4, 2000, E-TEK Dynamics, Inc. (“E-TEK”) on June 30, 2000 and SDL, Inc. (“SDL”) on February 13, 2001.

Summary financial statement information is as follows (NOTE: based on weighted average shares outstanding for the quarter ended September 30, 2005, $.01 per fully diluted share equals approximately $16 million vs. the out of period adjustment of $7 million pre tax). Also for purposes of the audit of the consolidated financial statements for the year ending June 30, 2006, materiality has been set at $8 million):

	Years Ended June 30,
	2005	2004	2003(4)	2002(1)	2001(2)(3)
Consolidated Statement of Operations Data:
Net revenue	$712.2	$635.9	$675.9	$1,098.2	$3,232.8
Gross profit (loss)	125.6	145.8	55.4	(72.9)	926.1
Amortization of goodwill and other intangibles (4)	19.8	16.0	19.8	1,308.7	5,387.0
Acquired in-process research and development	1.1	2.6	0.4	25.3	393.2
Reduction of goodwill and other long-lived assets	69.8	51.8	393.6	5,979.4	50,085.0
Restructuring charges	18.2	11.5	121.3	260.0	264.3
Total operating expense	359.9	326.1	956.1	8,211.1	57,273.5
Loss from operations	(234.3)	(180.3)	(900.7)	(8,284.0)	(56,347.4)
Net loss	(261.3)	(115.5)	(933.8)	(8,738.3)	(56,121.9)
Net loss per share-basic and diluted	$(0.18)	$(0.08)	$(0.66)	$(6.50)	$(51.40)

	June 30,
	2005	2004	2003	2002(1)	2001(2)(3)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,304.5	$1,548.7	$1,234.1	$1,450.4	$1,812.2
Working capital	1,348.4	1,539.5	1,168.4	1,430.5	2,233.0
Total assets	2,080.4	2,392.2	2,137.8	3,004.5	12,245.4
Long-term obligations	510.9	508.9	16.3	8.9	18.0
Total stockholders’ equity	$1,329.7	$1,571.1	$1,671.1	$2,471.4	$10,706.5

(1)	We acquired IBM’s optical transceiver business on December 28, 2001 in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2002 included the results of operations of the optical transceiver business subsequent to December 28, 2001 and the Consolidated Balance Sheet as of June 30, 2002 included the financial position of the optical transceiver business.
(2)	We acquired SDL on February 13, 2001 in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2001 included the results of operations of SDL subsequent to February 13, 2001 and the Consolidated Balance Sheet as of June 30, 2001 included the financial position of SDL.
(3)	On February 13, 2001, we completed the sale of our Zurich, Switzerland subsidiary to Nortel for 65.7 million shares of Nortel common stock valued at $1,953.3 million. After adjusting for the net costs of the assets sold and for the expenses associated with the divestiture, we realized a gain of $1,770.2 million from the transaction. We subsequently sold 41.0 million shares of Nortel common stock for total proceeds of $659.2 million, resulting in a realized loss of $559.1 million during fiscal 2001.
(4)	Commencing July 1, 2002, in accordance with SFAS 142, we no longer amortize goodwill, but test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Fiscal years 2002 and 2001 include goodwill amortization as a component of the expense for amortization of goodwill and other intangibles.

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Confidential Treatment Requested by JDS Uniphase Corporation

During the course of our Q1 2006 close procedures we determined that certain entries were required to conform with US GAAP. Specifically transactions related to:

1)	FAS 143 “Accounting for Asset Retirement Obligations,” and

2)	FAS 13, “Accounting for Leases”,— operating leases that include lease payments that are not of equal amounts, but escalate during the life of the lease. FAS 13, par. 15 and FTB 85-3 indicate that rental payments that are not made on a straight-line basis should nevertheless be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which the leased property is physically employed.

The Company determined that prior to Q1 2006 they were not in compliance with the requirements of FAS 143 and FAS 13 and performed an analysis to determine the appropriate entries that should have been recorded in prior periods and the “cumulative catch up” entry required.

FAS 143-Accounting for Asset Retirement Obligations:

The objective of FAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets or asset retirement obligation (ARO). The retirement obligations included within the scope of the standard are unavoidable obligations incurred as a result of the acquisition, construction or normal operation of a long-lived asset. FAS 143 requires asset retirement obligations to be recognized at fair value as the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset, referred to as an asset retirement cost. FAS 143 was effective for financial statements issued for fiscal years beginning after June 15, 2002 or for JDSU fiscal year ending June 30, 2003.

The Company performed no analysis of it exposure regarding FAS 143 prior to Q1 2006.

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Confidential Treatment Requested by JDS Uniphase Corporation

The FAS 143 expense obligation recorded in Q1 2006 related to periods prior to Q1 2006 has been computed as follows:

1) Leased facilities, other than items 2) and 3) below,	$1.8M
2) A single leased facility, that had been subleased, and the Lessee had accepted the FAS 143 obligation and subsequently filed Chapter 11 bankruptcy,	$2.4M
3) Abandoned facility not included in item 1), above,	$1.0M

FAS 143 aggregate expense catch-up recorded Q1 2006	$5.2M

See separate consulting memo for further details and the concurrence by ACS on the accounting for these items.

These obligations are the result of legal obligations established by an agreement between two or more parties.

The balance sheet impact includes establishing an asset of $2.1M and liability of $3.9M which would have been established over time and adjusted to the current balances through depreciation of the asset and accretion of the liability. The increase of $2.1M is a less than 1% increase to total net reported assets of $2.1B and an increase of $7.3M on reported total liabilities of $751M, or 1%.

FAS 13-Accounting for Leases

Certain JDSU lease agreements include scheduled rent increases. FTB 88-1 states that if rents escalate in contemplation of the lessee's physical use of the property but the lessee takes possession or controls the physical use of the entire asset at the beginning of the lease term, all rental payments, including the escalated rents, should be recognized as rental expense or rental income in accordance with FAS 13, par. 15 and FTB 85-3 starting with the beginning of the lease term.

The FAS 13 expense obligation recorded in Q1 2006 related to periods prior to Q1 2006 has been computed as $1.7M. The balance sheet impact of the change was to establish a liability of $1.7M which constitutes a less than 1% increase to total liabilities of $751M.

Aggregation of prior period errors

The aggregation of the FAS 143 and FAS 13 errors is the result of the JDSU analysis during Q1 2006 and had not been calculated and analyzed in prior periods. The total income statement impact of prior period errors recognized in Q1 2006 is $7M as compared $67M net loss for Q1 2006 or a 10.45% of the recorded net loss.

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Confidential Treatment Requested by JDS Uniphase Corporation

Issue:

Does the recognition of prior period errors relating to FAS 143 and FAS 13 obligations with the financial statements of JDSU, taken as a whole, considering judicial precedent, current accounting literature and SEC guidance materially misstate the Q1 2006 financial statements and prior effected periods?

Conclusion:

We have concluded that the recognition of the FAS 143 and FAS 13 prior period adjustments does not materially effect the financial statement presentation for Q1 2006 and prior effected periods. We must monitor the out of period adjustments as compared to the annual FY 2006 net loss. We have projected our GAAP loss at $150M-$170M. At the point that the out of period adjustments are greater than 5% of annual net loss on a projected basis, the Company will re assess their conclusion as to whether a restatement of prior periods is required. We plan to make an initial assessment in mid December 2005 when we reforecast revenue for the remaining two quarters. We will also make a second assessment in mid January 2006 during the Q2 close process. We have discussed the contents and conclusions included in this memorandum with the AC and have received their concurrence and agreement.

Discussion:

Definition of Materiality

The definition of “materiality” as applied to the preparation and audit of financial statements may be found in case law, accounting literature and the views of the staff of the SEC in Staff Accounting Bulletin No. 99 (“SAB 99”).

The U.S. Supreme Court addressed the definition of materiality in TSC Industries, Inc. v. Northway, Inc. 426 US 438 (1976). The court stated that in order for a fact to be material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Accounting literature contains a similar standard. In FASB Statement of Financial Accounting Concepts No. 2 (1980), the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In 1999, the SEC released SAB 99, which sets forth the SEC staff’s view of the definition of materiality. In it, the staff states that SAB 99 is consistent with, and does not change, the Supreme Court’s definition or existing accounting literature on the definition of materiality. Rather, SAB 99 sets forth an analytical framework for analyzing materiality according to the Supreme Court’s “total mix” standard and FASB’s “surrounding circumstances” concept.

Both the Northway decision and the FASB Concepts No. 2 recognized that determining materiality is a complex judgment that cannot be made mechanically. SAB 99 favorably cites FASB Concepts No. 2, which states that “the predominant view is that materiality judgments can

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Confidential Treatment Requested by JDS Uniphase Corporation

properly be made only by those who have all the facts. [FASB’s] present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.” Likewise, the Supreme Court in Northway found that the determination of materiality was a complex mix of fact and law, stating:

In considering whether summary judgment is appropriate, we must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a “reasonable shareholder” would draw from a given set of facts and the significance of those inferences to him, and these assessments are peculiarly ones for the trier of fact.

SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality that the SEC believes issuers must apply. Under SAB 99, this framework requires first the consideration of “quantitative” factors and, if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative considerations the SEC staff considers important. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that the listed considerations “may well render material a quantitatively small misstatement of a financial statement item…” It is also important to note that the application of the factors that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature.

The specific qualitative considerations set forth in SAB 99 are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

•	whether the misstatement affects the registrant's compliance with regulatory requirements

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

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Confidential Treatment Requested by JDS Uniphase Corporation

•	whether the misstatement has the effect of increasing management's compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction.

This memorandum will apply the materiality standard set by the Supreme Court in Northway, and by the FASB Concepts No. 2, using SAB 99’s analytical framework, to the facts at hand.

Quantitative Materiality Analysis

The first step in analyzing materiality under SAB 99 is a quantitative analysis. The impact on prior periods and Q1 2006 is computed in the accompanying schedule at Appendix A, JDSU SAB 99 worksheet v1.

Net Sales—NO impact on sales for any period.

Cost of Sales

Cost of sales is higher by approximately $2.0M on $207M, or 0.8%. We believe that investors do not consider the absolute amount of cost of sales, in and of itself, or the year over year changes thereto, as significant. Rather, investors focus on the relationship between cost of sales and net sales, i.e., gross profit. The absolute difference in the gross profit percentage is only 0.8%, the unadjusted gross margin would be 20.8% compared to the 20.0% actually reported. More important to our investors, is the gross profit trend (i.e., the year over year change in gross profit from the quarter to quarter) trend has not changed increasing from 16.4% in Q4 2005 and 22.1% in Q1 2005.

We believe that the impact on cost of sales by itself is not significant.

Gross Profit and Percentage

On a quarterly basis for year 2005 and 2004 the impact is less than $50k per on a re-stated basis. And the impact of $50K per quarter is compared to gross profit ranging from as low as $25M in Q3 2005 to a high of $43M in Q1 2005. The impact on gross margin percentage is not material or dollar amount.

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Confidential Treatment Requested by JDS Uniphase Corporation

The following table presents the Company’s quarterly consolidated statements of operations for fiscal 2005 and 2004 (in millions, except per share data):

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Net revenue	$170.9	$166.3	$180.5	$194.5	$174.5	$161.4	$152.6	$147.4
Cost of sales	142.8	141.5	150.7	151.6	133.0	121.0	120.5	115.6
Gross profit (loss)	28.1	24.8	29.8	42.9	41.5	40.4	32.1	31.8
Operating expenses:
Research and development	22.3	22.5	24.4	24.5	25.1	25.6	24.1	24.7
Selling, general and administrative	38.6	38.0	43.5	37.2	33.5	35.6	34.6	41.0
Amortization of other intangibles	5.5	4.8	4.8	4.7	4.3	3.9	3.9	3.9
Acquired in-process research and development	1.1	—	—	—	2.6	—	—	—
Reduction of goodwill	53.7	—	—	—	—	—	—	—
Reduction of other long-lived assets	9.0	2.6	—	4.5	(2.0)	10.5	38.4	4.9
Restructuring charges	7.6	1.5	3.8	5.3	4.0	1.7	9.4	(3.6)
Total operating expenses	137.8	69.4	76.5	76.2	67.5	77.3	110.4	70.9
Loss from operations	(109.7)	(44.6)	(46.7)	(33.3)	(26.0)	(36.9)	(78.3)	(39.1)
Interest and other income, net	(33.1)	5.4	5.3	2.7	6.2	5.1	8.5	2.9
Gain (loss) on sale of subsidiaries’ assets	(4.7)	—	—	—	—	—	—	—
Gain on sale of investments	15.7	2.0	2.0	0.3	1.8	19.2	19.6	0.6
Reduction in fair value of investments	(0.8)	(3.4)	(2.7)	(2.3)	—	(1.5)	(1.1)	(1.2)
Loss on equity method investments	(3.2)	0.2	(0.8)	(2.9)	(1.7)	(0.5)	(4.7)	(1.3)
Loss before income taxes and cumulative effect of an accounting change	(135.8)	(40.4)	(42.9)	(35.5)	(19.7)	(14.6)	(56.0)	(38.1)
Income tax expense (benefit)	9.9	(1.8)	(1.9)	0.5	1.9	(7.3)	2.5	(12.9)
Loss before cumulative effect of an accounting change	(145.7)	(38.6)	(41.0)	(36.0)	(21.6)	(7.3)	(58.5)	(25.2)
Cumulative effect of an accounting change					—	—	—	(2.9)
Net loss	$(145.7)	$(38.6)	$(41.0)	$(36.0)	$(21.6)	$(7.3)	$(58.5)	$(28.1)
Net loss per share—basic and diluted (3)	$(0.10)	$(0.03)	$(0.03)	$(0.02)	$(0.01)	$(0.01)	$(0.04)	$(0.02)
Shares used in per share calculation—basic and diluted	1,448.2	1,446.7	1,444.1	1,442.4	1,440.2	1,438.3	1,435.0	1,433.4

Management reviewed the impact on reported revenue, operating loss, net loss, non-GAAP net loss and net loss per share and cash flow from operations. There was no impact on revenue or cash flows from operations. These out of period adjustments recorded in Q106 resulted in a $7.0M or 7.7% increase to operating loss and a 10.4% increase in the reported net loss. These adjustments had no impact on GAAP or non-GAAP EPS.

The balance sheet adjustments are minor with the most significant dollar and percentage impacts being to property plant and equipment, $2.0M and 1.0% of the reported balance, and the current and long-term liabilities, at $9.0M and 2.0% of the reported balance.

Neither the GAAP net loss, net loss per share or balance sheet items are considered material to the user. See also qualitative discussion of factors considered later in the memo.

The Company also analyzed the impact to the non-GAAP reported financials. The Company also considers the non-GAAP reported financials in the materiality determination based upon the information the investment community reports on and discusses with management in assessing JDSU performance.

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Confidential Treatment Requested by JDS Uniphase Corporation

The Company also evaluated the impact relative to the expected fiscal 2006 expected loss. While the impact on Q106 net loss was to overstate such loss by 10.4%; given the expected annual GAAP loss of over $120-140M this represents approximately 5% of the annual net loss. The amounts reported in the prior periods (i) would not have changed the earnings trend (ii) did not effect any significant segment information and (iii) would not have impacted our performance relative to how our analyst measure our performance including net loss per share.

The Company also assessed the impact of the SAB 99 items on individual line items. No major items were impacted.

We do not believe these differences are quantitatively material to investors in light of the following factors:

•

Investors value JDSU on earnings and cash flow more than slight changes in gross profit percentage; year over year and quarterly fluctuations in gross profit as a percentage of sales would be small. As previously discussed, JDSU is valued by investors primarily on the basis of revenue growth, EBITDA and cash flow. As a result, change in classifications that would affect gross profit percentage would be significant only to the extent they were large or impacted these metrics. The deviations referred to above are not large and have no effect on earnings or cash flow.

•	Although the gross profit percentage is lower in all cases, this factor is unimportant in analyzing the relative performance. There is minimal impact to the annual and quarterly percentages or trends.

SG&A:

SG&A is higher by approximately $1.1M on $70M, or 1.5%. We believe that investors do not consider the absolute amount SG&A, in and of itself, or the year over year changes thereto, as significant.

On a quarterly basis for year 2005 and 2004 the impact is less than $50k per on a re-stated basis. And the impact of $50K per quarter is compared to SG&A ranging from as low as $34M in Q4 2004 to a high of $44M in Q2 2005. The impact on SG&A percentage is not material or dollar amount.

After reviewing the above factors associated with the potential change in gross profit percentages, we believe the difference between the company’s proposed treatment of the aggregated catch up expense does not yield results that are materially different than the as reported method.

Conclusion on Quantitative Materiality

Accounting for the FAS 143 and FAS 13 and the impact if we had properly recorded the charges in the correct period does not have any impact on revenue or cash flow and has a limited impact on earnings, equity and the balance sheet generated by the company. Accordingly, from a

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Confidential Treatment Requested by JDS Uniphase Corporation

quantitative standpoint, after reviewing the potential impact of not recording the charge properly we believe the difference between the company’s accounting for the cumulative error does not yield results that are materially different than those if we had properly recorded the charges in the appropriate period, when viewing JDSU’s financial statements, taken as a whole.

Although we have concluded that prior period charges that are to be recorded in the Q1 2006 period is not material from a quantitative standpoint, SAB No. 99 requires that we review the interaction of quantitative and qualitative considerations to determine whether a quantitatively small amount has a material impact on the financial statements. We perform this review in the following section.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The accounting for the FAS 13 is not based on estimates. It is a precise accounting practice. As a result, the item has a high level of precision. Judgment is involved in determining the amount of the FAS 143 retirement cost and related liabilities. We do not believe the degree of precision in itself makes these amounts material. It is particularly important in this evaluation to consider the fact that this expense recognition has no material impact on net loss, the balance sheet, net equity and no impact cash flow or EPS.

•

Whether the misstatement masks a change in earnings or other trends. The Q1 2006 prior period adjustment and the “what-if” impact on prior periods has no material impact on earnings and no impact on EPS, subject to rounding. There are no key trends affected by the prior period adjustment. The loss before taxes reported in the following periods are as follows:

Q1 2006	Q4 2005	Q1 2005
($61.5M)	($135.8M)	($36.0M)

•

The reported year-over-year change in net loss for 2005, 2004, and 2003 is not effected on a ‘what-if” impact. The trend in the Q1 2006 financial statements as compared to Q1 2005 is not effected. The impact on gross profit percentages also varies slightly, however, the trend is consistent:

•

Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise. The prior period adjustment as recorded does not materially affect net loss, earnings per share, the balance sheet, net equity or cash flows. As a result, it has not had any impact on whether JDSU’s earnings were equal to analysts’ forecasts. Analyst consensus is for a $0.01 non-GAAP loss per share with a low of $0.01 loss per share and high of $0.00. These adjustments did not change the reported non-GAAP loss per share.

•

Whether the misstatement changes a loss into income or vice versa. The prior period adjustment recorded in Q1 2006 or the “what-if” impact of the analyzing the impact of the expense in the proper period would have had no impact on whether a loss or income is reported or the trend.

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Confidential Treatment Requested by JDS Uniphase Corporation

•

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability. After reviewing the above factors associated with the JDSU segments, we believe the effect of the prior period adjustment being recognized in Q1 2006 does not yield results that are materially different than the as reported numbers. The impact on segment results is similar to the company as a whole and is not material for any operating segment. The prior period adjustment does not affect segment operating income, depreciation, amortization and assets. As a result, there is no impact on segment operating income, depreciation, amortization and assets disclosures.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements. The prior period adjustment has no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements. The prior period adjustment does not affect the registrant's compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management's compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The prior period adjustment has no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The prior period adjustment does not involve concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We do not believe that disclosure of the prior period adjustment and its impact, would have a significant response in the marketplace, based on their true economic impact on the company.

•

Pervasiveness. SAB 99 discussed pervasiveness as a factor in analyzing materiality in certain contexts. Although the accounting for FAS 143/13 has the impact of increasing cost of sales and SG&A in every quarter and on an annual basis. Although pervasive to certain lines in the income statement, the effect of the prior period adjustment is not pervasive to the financial statements as a whole. Therefore, we view the effect as limited, not pervasive.

•

Consistency of Application of the Error. Although SAB 99 does not suggest consistent application as a qualitative factor, we considered whether the prior period adjustment impact has been consistent over the 2003-2005 and period. The error has been in each period presented. Based on our careful review, we do not believe the failure to apply FAS 143 and FAS 13 correctly was used to manipulate any reported results or trends.

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Conclusion on Qualitative Materiality

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, we believe the company’s prior period adjustment is not material to the investors’ consideration of the company’s financial statements. Although the prior period adjustment is precise, it does not materially affect net loss, earnings per share, the balance sheet, net equity or cash flow for periods prior to June 30, 2005. In addition, JDSU’s prior period adjustment methodology has not had a significant impact on the gross profit trends, has not impacted performance against consensus estimates, has not shifted the company to profitability, has not affected regulatory compliance, has not affected compliance with significant contracts, has not affected management’s compensation. We do not believe the change in amounts disclosed in JDSU’s statement of operations would have a significant market reaction. We also believe the policy has been consistently applied without any intent to manipulate results.

Disclosure

The Company will disclose the out of period adjustment in the MD&A and the footnotes to the condensed consolidated financial statements. The Company has a history of disclosing out of period adjustment made in the past.

Disclosure is as follows:

During the first quarter of fiscal 2006, the Company identified and corrected certain errors relating to the under accrual of asset retirement obligations for leased facilities and the allocation of rent expense over the term of certain leases. The corrections resulted in the company recording $7 million in additional expense ($XX million in cost of goods sold, $XX million in selling general and administrative expense and $XX million in restructuring charges) in the quarter ended September 30, 2005 that related to prior quarters and years. Management and the Audit Committee believe that such amounts are not material to previously reported financial statements and have concluded that correcting such amounts in the first quarter of 2006, as opposed to restating prior quarters or years, is appropriate in the circumstances. The correction had no effect on loss per basic or fully diluted share for the quarter.

Overall Materiality Conclusion

JDSU has applied SAB 99’s analytical framework to analyze whether prior period adjustment on the financial statements would be material according to the standard set forth in Northway and FASB Concepts No. 2. Based on our analysis of both quantitative and qualitative factors, management has concluded that the company’s decision to record the prior period adjustment in Q1 2006 would: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available (Northway) or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances (FASB Concepts No. 2).

The financial measures and trends considered by management to be the most critical to investors, specifically earnings and cash flow, are not significantly impacted by the company’s decision to record prior period adjustments in Q1 2006. There is no impact on EPS. The company believes that the recognition would be viewed as immaterial by investors. However, there could be a short-term market reaction to the announcement of JDSU restating its financial statements due to the recent publicity around restatements being made by other companies. In our opinion, this reaction would not result from the revised financial statements or trends, but rather would only relate to concern over further developments associated with any restatement.

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Company management, and legal counsel to the Company, have met with the Audit Committee to thoroughly discuss this memorandum and the impact of the differences noted above. The Audit Committee concurred with the conclusions set forth above that the difference was not material in any prior period and determined that the entire Board of Directors should be briefed on this matter and that management

Company management has discussed the aforementioned analysis with EY, the Company’s predecessor auditors, in the discussion EY agreed with the conclusions, subject to EY’s review of the Company’s calculation of the respective adjustments.

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Confidential Treatment Requested by JDS Uniphase Corporation

Attachment A

SAB 99 Analysis

Q1 FY06

	Current Year Impact on Income as Recorded Debit/(Credit)								Current Year Impact on Income as Recorded Debit/(Credit)
	(In millions except per share amounts)								(In millions except per share amounts)
	Q2 ‘06	Q1 ‘06	Fiscal 2006	Q4’05	Q3’05	Q2 ‘05	Q1 ‘05	Fiscal 2005	Q4’04	Q3’04	Q2’04	Q1’04	Fiscal 2004	Fiscal 2003	Fiscal 2002	Prior
Operating Income
Recorded in Q1 FY05
Kaifa Legal Accrual			—				(1.3)	(1.3)	1.3				1.3
Kaifa Settlement			—				0.5	0.5	(0.5)				(0.5)
Recorded in Q2 FY05
Ottawa Sick Time Accrual			—			1.2	(0.3)	0.9	(0.3)	(0.3)	(0.3)		(0.9)
Recorded in Q3 FY05
CCPG Depreciation			—		(1.0)	0.1	0.1	(0.8)	0.1	0.1	0.1	0.1	0.4	0.4	0.0
Bonus Accruals			—		(0.9)	0.5	0.5	0.0					0.0
Recorded in Q4 FY05
RSU amortization catch up			—	(0.2)	0.1	0.1	0.0	(0.0)	0.0	0.0			0.0
Kennedy Bonus Accrual			—				(0.5)	(0.5)	0.1	0.1	0.1	0.1	0.5
Severance accruals			—	0.6	(0.6)			0.0					0.0
Commission			—	(0.8)	0.8			0.0					0.0
E2O and Fabrinet			—	(0.8)	0.6	0.1		0.0					0.0
Readrite			—	0.4	(0.0)	(0.0)	(0.0)	0.3	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)
Fringe Reserve			—	1.0			(1.0)	0.0					0.0
Recorded in Q1 FY06
Restricted Stock Expense—BOD vest			—					0.0					0.0	0.0
FAS 143 ARO		(1.8)	(1.8)	0.2	0.1	0.2	0.1	0.6	0.2	0.1	0.2	0.1	0.6	0.4	0.3
FAS 13 Deferred Rent		(1.7)	(1.7)	(0.0)	(0.0)	0.0	0.0	(0.0)	0.0	0.0	0.1	0.0	0.2	0.4	0.5	0.7
Ewing Remediation		(1.0)	(1.0)	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2
Read-Rite Remediation		(2.4)	(2.4)					0.0					0.0			2.4
Salvage value for Santa Rosa		(0.7)	(0.7)		0.7			0.7					0.0
Recorded in Q2 FY06			—
FAS 143 adjustment	(1.3)		(1.3)	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.0	0.2	0.4	0.4	0.0
FAS 143 adjustment	1.2		1.2	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.0)	(0.2)	(0.4)	(0.4)	0.0

No Individually Significant Entries

Increase/(Decrease) Operating Loss	(0.1)	(7.7)	(7.7)	0.4	(0.1)	2.2	(1.9)	0.6	0.9	0.0	0.2	0.3	1.5	1.4	1.0	3.3

Net Loss
Recorded in Q1 FY05
FX—reval, overstatement of OI&E			—				(2.0)	(2.0)	1.0	1.0			2.0
Artiman Equity Adjustment			—				(0.5)	(0.5)					0.0	0.5
Recorded in Q4 FY05
CTA related to UNL			—	(2.7)		2.7		0.0					0.0
Tax catch up			—	(0.3)	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.0	0.2
CTA from asset transfer to Japan			—	0.4				0.4		(0.4)			(0.4)
CTA from Taiwan			—	(2.5)	0.4	1.1	(0.2)	(1.2)	(0.2)	0.3	(0.3)	0.5	0.4	(0.3)	1.1
CTA from UK			—	(5.7)	0.5	(0.2)	0.1	(5.4)	0.1	0.4	(0.3)	(0.1)	0.1	5.3
CTA from IOT			—	0.9	0.0	(0.0)	(0.0)	0.9	0.0	(0.0)	(0.1)	(0.0)	(0.1)	(0.8)
CTA from GmbH			—	0.2				0.2					0.0		(0.2)
CTA from UNL			—	(9.2)	(2.4)	3.5	8.2	0.0					0.0

Recorded in Q1 FY06

Recorded Q2 FY 06
Prudential shares	1.4		1.4												(1.4)

Increase/(Decrease) Net Loss	1.3	(7.7)	(6.3)	(18.4)	(1.6)	9.2	3.8	(7.0)	1.8	1.4	(0.5)	0.8	3.6	6.1	0.4	3.3

Increase/(Decrease) Non GAAP Net Loss	(0.1)	(4.3)	(4.3)	(0.2)	0.4	2.1	(1.9)	0.4	0.9	(0.0)	0.1	0.3	1.3	1.2	0.8

Operating Loss—as reported (1)	51.8	90.2	142.0	109.7	44.6	46.7	33.3	234.3	26.0	36.9	78.3	39.1	180.3	900.7	8284.0
Operating Loss—adjusted	53.1	82.5	134.3	110.1	44.5	48.9	31.4	234.9	26.9	36.9	78.5	39.4	181.8	902.1	8285.0
% of Operating Loss	2.5%	8.5%	5.5%	0.4%	0.3%	4.7%	5.6%	0.2%	3.6%	0.1%	0.2%	0.8%	0.8%	0.2%	0.0%

Net Loss—as reported (2)	42.1	67.0	109.1	145.7	38.6	41.0	36.0	261.3	21.7	7.3	58.5	28.1	115.6	(933.8)	(8,738.3)
Net Loss—adjusted	43.4	59.3	102.8	127.3	37.0	50.2	39.8	254.3	23.5	8.7	58.0	28.9	119.2	(927.7)	(8,737.9)
% of Net Loss	3.1%	11.4%	7.0%	12.6%	4.2%	22.5%	10.5%	2.7%	8.5%	18.7%	0.8%	2.9%	3.1%	0.6%	0.0%

Net Loss per share- as reported	0.03	0.04	0.07	0.10	0.03	0.03	0.02	0.18	0.02	0.01	0.04	0.02	0.08	(0.66)	(6.50)
Net Loss per share—adjusted	0.03	0.04	0.06	0.09	0.03	0.03	0.03	0.18	0.02	0.01	0.04	0.02	0.08	(0.65)	(6.50)
Shares used	1,655.7	1,581.3	1,618.3	1,448.2	1,446.7	1,444.1	1,442.4	1,445.4	1,400.2	1,438.3	1,435.0	1,433.4	1,436.7	1,419.7	1,344.3

Non GAAP Net Loss—as reported	2.1	16.2	18.3	21.8	23.5	28.6	14.1	88.0	11.9	6.7	19.3	13.5	58.1	227.0	721.4
Non GAAP Net Loss—adjusted	2.0	11.9	14.0	21.6	23.9	30.7	12.2	88.4	12.8	6.7	19.4	13.8	59.4	228.2	722.2
% of Non GAAP Net Loss	4.1%	26.3%	23.7%	1.1%	1.7%	7.5%	13.6%	0.4%	7.5%	0.3%	0.6%	2.1%	2.3%	0.5%	0.1%

Non GAAP Net Loss per share- as reported	0.00	0.01	0.01	0.02	0.02	0.02	0.01	0.06	0.01	0.00	0.01	0.01	0.04	0.16	0.54
Non GAAP Net Loss per share—adjusted	0.00	0.01	0.01	0.01	0.02	0.02	0.01	0.06	0.01	0.00	0.01	0.01	0.04	0.16	0.54
Shares used	1,656	1,581.3	1,618.3	1,448.2	1,446.7	1,444.1	1,442.4	1,445.4	1,400.2	1,438.3	1,435.0	1,433.4	1,436.7	1,419.7	1,344.3

Analyst Consensus Estimates
Low				41.0	32.8
High				19.9	24.5

XXXX = reduction of reported income

(XXXX) = increase to reported income

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Confidential Treatment Requested by JDS Uniphase Corporation

Memo

To:	Corporate Files, PricewaterhouseCoopers Audit Team
From:	Don Frederick/Paul Kosturos
Date:	November 07, 2006
Re:	Aggregation of 2007 Prior Period Adjustments (SAB 99 Analysis) - Analysis Regarding Materiality

Issue:

Does the recognition of prior period errors in the financial statements of JDSU, taken as a whole, considering judicial precedent, current accounting literature and SEC guidance materially misstate the 2007 financial statements and prior effected periods?

Conclusion:

Based on our current view that the company’s materiality threshold has not changed significantly from prior years we have concluded that the prior period adjustments do not materially effect the financial statement presentation for 2007 and prior effected periods as a whole

Discussion:

The out of period adjustments recorded in FY07 Q1 were a net $2.6 million, of which $2.6 million relates to prior fiscal years. The impact on prior periods, the quarters and year to date results is computed in the accompanying schedule at Attachment A. The following describe the out of period adjustments recorded during FY07 Q1:

-	Cost of sales of $1.1 million related to Pumps & Bassett not recorded in Q4 FY06. Work orders closed out in error resulted in improperly recording favorable manufacturing variances to cost of sales in Q4 FY06. Q4 FY06 cost of sales should have been $1.1 million greater.

-	Accrual for Ottawa restructuring expense of $.4 million related to Q4 FY06. Two employees were excluded from the restructuring accrual in Q4 FY06 in error. Q4 FY06 operating expense should have been $.4 million greater.

-	Cost of sales of $1.1 million related to Shenzhen RMA operation not recorded in FY06. Cost of sales transferred from Shenzhen RMA operation (site 813) were not properly recorded by Shenzhen drop ship location (site 2910). Additional cost of sales should have been recorded in periods FY05 Q4, $.1 million and FY06 Q1, $.2 million; Q2, $.1 million; Q3, $1.4 million; Q4, $(.7) million.

Control Environment

The above referenced out-of-period adjustments represent a deficiency in our control environment during the period the entry should have been recorded (See S.A.D. assessment). The remediation efforts established in FY 2006 and continued into FY2007 to address previously documented deficiencies were the primary driver for the detection of the above out of period adjustments. Those remediation efforts include:

-	Hiring a Corporate Controller, two Directors, two Managers and 3 Senior Accountants

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Confidential Treatment Requested by JDS Uniphase Corporation

-	The establishment of line item ownership of the financial statements

-	Establishment of clear calendars and responsibilities regarding the close process

-	Developed formal processes and meetings with internal departments to facilitate timely communication of issues impacting financial results. Formal meetings included weekly staff meetings, cross-functional meetings and quarterly close meetings. Processes were developed to ensure that identified issues were communicated and addressed.

-	Establishment of formal meetings with internal departments to assist in the identification, proper accounting and communication of non-routine transactions. Controls were implemented to ensure Corporate Accounting was involved in deal structure and contract review of those transactions.

-	Reviewed and updated accounting policies and procedures

-	Developed new, consistent sets of reports for the financial statement close, in order to reduce the dependence on ad hoc reports that historically resulted in control weaknesses. Internal reporting packages were developed to address both GAAP and non-GAAP disclosure requirements, accelerate the close process and improve the accuracy of financial statements by allowing for greater transparency of information, establish a standardization of defined reporting metrics and ensure consistent communication of financial results throughout the Finance Organization.

-	Updated and improved documentation and formal accounting memos regarding technical accounting issues and non-routine transactions.

We believe strengthening is necessary in the control environment with respect to CommTest. Based on the evaluation of CommTest’ a control environment we have been able to complete to date, we have concluded that remediation is needed and are taking the appropriate actions.

Aggregation of prior period errors

Quantitative Materiality Analysis

The first step in analyzing materiality under SAB 99 is a quantitative analysis. Management reviewed the impact on reported net sales, operating loss, net loss, non-GAAP net loss and net loss per share.

Net Sales

In Q1 FY07 prior period adjustments relating to net sales during the quarter were $0.0 million.

Operating Loss

In Q1 FY07, prior period adjustments relating to operating loss during the quarter were $2.6 million, or 7.1% of recorded operating loss.

The impact to Q4 FY06, had the prior period adjustments been booked to the correct period would have been to increase operating loss to $65.4 million, or 1.2% of recorded operating loss.

The impact to total FY06, had the prior period adjustments been booked to the correct period would have been to increase operating loss from $248.0 million to $250.6 million, or 1.1% of recorded operating loss.

Net Loss

In Q1 2007 the total income statement impact is a net $2.6 million or 14.9% of the recorded net loss.

The impact to Q4 FY06 had the adjustments been booked to the correct period would have been to increase the net loss to $46.6 million, or 1.8% of recorded net loss.

The impact to total FY06 had the adjustments been booked to the correct period would have been to increase the net loss from $151.2 million to $153.8 million, or 1.7% of recorded net loss.

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EPS

In Q1 2007 the EPS impact of prior period adjustments is $.01.

Other

The Company also analyzed the impact to the non-GAAP reported financials. The Company also considers the non-GAAP reported financials in the materiality determination based upon the information the investment community reports on and discusses with management in assessing JDSU performance.

The Company also assessed the impact of the SAB 99 items on individual line items. Adjustments to individual line items were not significant.

In accordance with APB No. 28, paragraph 29, determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

In considering materiality of the prior period adjustments recorded in Q1 FY07 the company considered what normalized income would be utilizing key metrics from the company’s FY 07 annual operating plan (AOP). Per the FY 07 AOP, revenue, gross margin, and total operating expenses would be *, *, and * respectively on an adjusted GAAP basis (i.e. non-GAAP numbers adjusted to add back GAAP cost and expenses). Based on these key metrics the prior period adjustments recorded in Q1 FY 07 would have no impact on revenues, a * impact on gross margins, a * on total operating expenses, and * impact on EPS.

In considering materiality with respect to * we determined that a percentage measurement was not appropriate for FY 07 because a relatively small adjustment would cause a relatively large percentage change. Alternatively, we have looked to performance trends in addition to the metrics discussed above to give us comfort on materiality. In determining materiality with respect to * we considered that the trended net loss had reduced from $254.6 million in FY 05, to $151.6 million in FY 06 and is projected to * in FY 07. Although we feel it is premature to determine an absolute dollar materiality level for FY 07, based on the above information and our current view that the company’s materiality threshold has not changed significantly from prior years we have concluded that the prior period adjustments do not materially effect the financial statement presentation for 2007 and prior effected periods as a whole. We will continue to evaluate and define materiality with respect to any new prior period adjustments that may occur as the year develops.

	Non-GAAP to GAAP				Q1 Adjustments	%
	non-GAAP	Intangibles	123R	GAAP
Revenue	*	*	*	*	N/A	*
Gross Profit	*	*	*	*	2.2	*
Opex	*	*	*	*	0.4	*
Net Income/(Loss)	*	*	*	*	2.6	*

Balance Sheet Adjustments

The balance sheet adjustments for FY07 Q1 were the following:

-	Reclassification between net inventory and cost of sales of $2.2 million relating to Pumps & Bassett E&O and the Shenzhen RMA adjustments.

-	Reclassification between current liabilities and operating expense of $.4 million relating to the Ottawa restructuring.

* Confidential information is redacted in accordance with the “Securities and Exchange Commission Confidential Treatment Procedure under Rule 83”

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Confidential Treatment Requested by JDS Uniphase Corporation

We believe that the impact of the balance sheet adjustments is not significant.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. While certain Q1 FY07 adjustments are not based on estimates but in fact precise accounting practice these adjustments are not material to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The 2007 prior period adjustments and the “what-if” impact on prior periods has no material impact on earnings and no material impact on EPS. Had the prior period adjustments been recorded in Q4 FY 06 operating loss would have increased to $65.4 million or 1.2% and net loss would have increased to $46.6 million or 1.8%. For total FY 2006 the adjustments would have increased the operating loss to $250.6 million or 1.1%, the net loss would have increased to $153.8 million or 1.7%, and loss per share would have increased by $.01 from a loss of $.73. Our conclusion is that the impact of the prior period adjustments for Q4 and total FY 06 is not material and although the prior period adjustments increased operating loss for Q1 FY 07 by 7.1% and net loss by 14.9%, EPS was only affected by $.01 per share and the misstatement did not mask any change in earnings and overall performance trends were not affected. .

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The prior period adjustment as recorded does not materially affect operating loss, net loss or earnings per share with respect to consensus expectations. We only give revenue guidance to analysts’. We do not give guidance for operating loss, net loss or EPS. The impact to Q1 FY07 prior period adjustments relating to net sales during the quarter were $0.0 million. By recording the prior period adjustments in Q1 FY 07 we did not hide any failure to meet analysts’ consensus considering the adjustments increased both operating loss and net loss in Q1 and the impact to Q1 FY 07 EPS was only $.01. Additionally, the prior period adjustments did not materially affect our past and present performance trends.

•

Whether the misstatement changes a loss into income or vice versa. The prior period adjustments recorded in 2007 or the “what-if” impact of the analyzing the impact of the expense in the proper period would have had no material impact on whether a loss or income is reported or the trend. The Q1 FY 07 operating loss of $36.7 million, and the net loss of $17.4 million would have still been a loss (it would not have changed a loss into income) had the adjustments been recorded in prior periods. The adjustments also would have had no material impact on Q4 FY06 or total FY 06’s operating loss and net loss or EPS, nor would the adjustments had changed a loss into income or vice versa for FY 06. Additionally, the Q1 FY 07 prior period adjustments did not have had a material impact on the performance trends of the enterprise.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. After reviewing the above factors associated with the JDSU segments, we believe the effect of the prior period adjustment being recognized in 2007 do not yield results that are materially different than the as reported numbers. The Q1 FY 07 prior period adjustments primarily affected the OpComm business segment. We reported that OpComm had positive operating income in Q1 FY 07. Had the prior period adjustments been booked in the prior periods the operating income of OpComm would still be positive and Q4 FY 06 OpComm would still have an operating loss. Therefore the misstatement on the OpComm segment results do not change income into a loss and similarly the impact to company as a whole and is not material.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The prior period adjustment has no effect on the company’s compliance with regulatory requirements.

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Confidential Treatment Requested by JDS Uniphase Corporation

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The prior period adjustment does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The prior period adjustment has no effect of increasing management’s compensation. The prior period adjustments primarily affected the OpComm business segment. The adjustments did not increase management’s compensation for Q1 FY 07 or FY 2006. Management did not meet their targets in Q1 FY 07 or in FY 06, and the allocations to the correct periods would not have affected that outcome.

•	Whether the misstatement involves concealment of an unlawful transaction. The prior period adjustment does not involve concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We do not believe that disclosure of the prior period adjustment and its impact, would have a significant response in the marketplace, based on their true economic impact on the company.

•	Pervasiveness. SAB 99 discussed pervasiveness as a factor in analyzing materiality in certain contexts. Adjustments are not pervasive to the financial statements as a whole.

•

Consistency of Application of the Error. Although SAB 99 does not suggest consistent application as a qualitative factor, we considered whether the prior period adjustment impact has been consistent over the 2003-2006 and period. The error has been in each period presented. Based on our review, we do not believe the failure to apply certain accounting principles were used to manipulate any reported results or trends.

Conclusion on Qualitative Materiality

Considering the qualitative considerations set forth in SAB 99 and the other qualitative factors set forth above, we believe the company’s prior period adjustment is not material to the investors’ consideration of the company’s financial statements. Although the prior period adjustment is precise, it does not materially affect net loss, earnings per share, the balance sheet or net equity or cash flow for periods prior to June 30, 2006. In addition, JDSU’s prior period adjustment methodology has not impacted performance against consensus estimates, has not shifted the company to profitability, has not affected regulatory compliance, has not affected compliance with significant contracts, has not affected management’s compensation. We do not believe the change in amounts disclosed in JDSU’s statement of operations would have a significant market reaction. We also believe the policy has been consistently applied without any intent to manipulate results.

Disclosure

The Company has disclosed the amount in the MD&A discussion and in the footnotes of the consolidated financial statements.

Overall Materiality Conclusion

JDSU has applied SAB 99’s analytical framework to analyze whether prior period adjustment on the financial statements would be material according to the standard set forth in Northway and FASB Concepts No. 2. Based on our analysis of both quantitative and qualitative factors, management has concluded that the company’s decision to record the prior period adjustments in 2007 would not: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available (Northway) or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances (FASB Concepts No. 2).

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Confidential Treatment Requested by JDS Uniphase Corporation

The financial measures and trends considered by management to be the most critical to investors, specifically earnings and cash flow, are not significantly impacted by the company’s decision to record prior period adjustments in 2007. The company believes that the recognition would be viewed as immaterial by investors.

Company management and legal counsel to the Company have met with the Audit Committee to thoroughly discuss this memorandum and the impact of the differences noted above. The Audit Committee concurred with the conclusions set forth above that the difference was not material in any prior period and determined that the entire Board of Directors should be briefed on this matter.

Appendix:

Definition of Materiality:

The definition of “materiality” as applied to the preparation and audit of financial statements may be found in case law, accounting literature and the views of the staff of the SEC in Staff Accounting Bulletin No. 99 (“SAB 99”).

The U.S. Supreme Court addressed the definition of materiality in TSC Industries, Inc. v. Northway, Inc. 426 US 438 (1976). The court stated that in order for a fact to be material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Accounting literature contains a similar standard. In FASB Statement of Financial Accounting Concepts No. 2 (1980), the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In 1999, the SEC released SAB 99, which sets forth the SEC staff’s view of the definition of materiality. In it, the staff states that SAB 99 is consistent with, and does not change, the Supreme Court’s definition or existing accounting literature on the definition of materiality. Rather, SAB 99 sets forth an analytical framework for analyzing materiality according to the Supreme Court’s “total mix” standard and FASB’s “surrounding circumstances” concept.

Both the Northway decision and the FASB Concepts No. 2 recognized that determining materiality is a complex judgment that cannot be made mechanically. SAB 99 favorably cites FASB Concepts No. 2, which states that “the predominant view is that materiality judgments can properly be made only by those who have all the facts. [FASB’s] present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.” Likewise, the Supreme Court in Northway found that the determination of materiality was a complex mix of fact and law, stating:

In considering whether summary judgment is appropriate, we must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a “reasonable shareholder” would draw from a given set of facts and the significance of those inferences to him, and these assessments are peculiarly ones for the trier of fact.

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Confidential Treatment Requested by JDS Uniphase Corporation

SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality that the SEC believes issuers must apply. Under SAB 99, this framework requires first the consideration of “quantitative” factors and, if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative considerations the SEC staff considers important. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that the listed considerations “may well render material a quantitatively small misstatement of a financial statement item…” It is also important to note that the application of the factors that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature.

The specific qualitative considerations set forth in SAB 99 are:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction.

This memorandum will apply the materiality standard set by the Supreme Court in Northway, and by the FASB Concepts No. 2, using SAB 99’s analytical framework, to the facts at hand.

APB Opinion No. 28, Interim Financial Reporting, paragraph 29

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

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Confidential Treatment Requested by JDS Uniphase Corporation

Attachment A

SAB 99 Analysis

Q1 FY07

($ in millions)

Current Year Impact on Income as Recorded

Debit/(Credit)

(In millions except per share amounts)

	Q1’07	2007	Q4’06	Q3’06	Q2’06	Q1’06	2006	Q4’05	Q3’05	Q2’05	Q1’05	2005	Q4’04	Q3’04	Q2’04	Q1’04	2004	2003	2002	Prior
Operating Income
Recorded in Q1 FY05
Kaifa Legal Accrual		0.0					0.0				(1.3)	(1.3)	1.3				1.3
Kaifa Settlement		0.0					0.0				0.5	0.5	(0.5)				(0.5)
Recorded in Q2 FY05
Ottawa Sick Time Accrual		0.0					0.0			1.2	(0.3)	0.9	(0.3)	(0.3)	(0.3)		(0.9)
Recorded in Q3 FY05
CCPG Depreciation		0.0					0.0		(1.0)	0.1	0.1	(0.8)	0.1	0.1	0.1	0.1	0.4	0.4	0.0
Bonus Accruals		0.0					0.0		(0.9)	0.5	0.5	0.0					0.0
Recorded in Q4 FY05
RSU amortization catch up		0.0					0.0	(0.2)	0.1	0.1	0.0	(0.0)	0.0	0.0			0.0
Kennedy Bonus Accrual		0.0					0.0				(0.5)	(0.5)	0.1	0.1	0.1	0.1	0.5
Severance accruals		0.0					0.0	0.6	(0.6)			0.0					0.0
Commission		0.0					0.0	(0.8)	0.8			0.0					0.0
E2O and Fabrinet		0.0					0.0	(0.8)	0.6	0.1		0.0					0.0
Readrite		0.0					0.0	0.4	(0.0)	(0.0)	(0.0)	0.3	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)
Fringe Reserve		0.0					0.0	1.0			(1.0)	0.0					0.0
Recorded in Q1 FY06
Restricted Stock Expense—BOD vest		0.0				(0.0)	(0.0)					0.0					0.0	0.0
FAS 143 ARO		0.0	—	—	—	(1.8)	(1.8)	0.2	0.1	0.2	0.1	0.6	0.2	0.1	0.2	0.1	0.6	0.4	0.3
FAS 13 Deferred Rent		0.0	—	—	—	(1.7)	(1.7)	(0.0)	(0.0)	0.0	0.0	(0.0)	0.0	0.0	0.1	0.0	0.2	0.4	0.5	0.7
Ewing Remediation		0.0	—	—	—	(1.0)	(1.0)	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2
Read-Rite Remediation		0.0	—	—	—	(2.4)	(2.4)					0.0					0.0			2.4
Salvage value for Santa Rosa		0.0	—	—	—	(0.7)	(0.7)		0.7			0.7					0.0
Recorded in Q2 FY06
FAS 143 adjustment		0.0	—	—	(1.3)	—	(1.3)	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.0	0.2	0.4	0.4	0.0
FAS 143 adjustment		0.0	—	—	1.2	—	1.2	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.0)	(0.2)	(0.4)	(0.4)	0.0

Recorded in Q3 FY06
Restructuring Termination Benefits		0.0	—	(0.0)	0.4	0.4	0.7	(0.8)	(0.1)	0.0	0.0	(0.8)	0.1	—	—	—	0.1	0.0	0.0	0.0
AP reclass		0.0	—	(1.2)	0.1	0.1	(1.0)	0.6	0.1	0.3	0.0	1.0
RMA		0.0	—	0.6	(0.6)		0.0					0.0
NRE		0.0	—	(0.1)	0.1		0.0					0.0
Agilent royalty accrual		0.0	—	(0.4)	0.1	0.1	(0.2)	0.1	0.1			0.2

Recorded in Q4 FY06
Agility retention accrual (go-forward employees)		0.0	(0.3)	0.3			0.0
O&D supplies capitalization		0.0	(0.9)				(0.9)													0.9
O&D Q3 PG&E Accrual		0.0	(0.5)	0.5			0.0
O&D deferred revenue (Optiscan)		0.0	(0.2)	0.2			0.0
FAS 123r		0.0	0.4	(0.4)			0.0
Consulting retainer		0.0	0.3		(0.3)		0.0
Casix non-trade AR write-down		0.0	(0.3)	0.3			0.0
Melbourne Rest Retentions		0.0	(0.2)	0.2	0.1		0.0
Bharti revenue recognition		0.0	(0.3)	0.3			0.0
Insurance stop loss recovery		0.0	1.9	(0.4)			1.5	(1.2)				(1.2)	(0.1)	(0.2)			(0.3)
Read Rite Environmental Liability		0.0	0.6			(0.6)	0.0
UHC reversal		0.0	0.7	(0.7)			0.0
Reversal of other miscellaneous pertaining to old purchase invoices		0.0	0.3	(0.1)	(0.2)		0.0
Write off debit in AP		0.0	(0.1)			0.1	0.0
CommTest PPV		0.0	0.4	(0.4)			0.0
CommTest E&O		0.0	0.4	(0.4)			0.0
CommTest E1/Infoflow reconciliation			(0.4)	0.4
CommTest depreciation catch-up		0.0	(0.4)	0.2	0.1	0.1	0.0

Recorded in Q1 FY07
Pumps & Bassett E&O	(1.1)	(1.1)	1.1				1.1
Ottawa Restructuring	(0.4)	(0.4)	0.4				0.4
Shenzhen RMA	(1.1)	(1.1)	(0.7)	1.4	0.1	0.2	1.0	0.1				0.1

Increase/(Decrease) Operating Loss	(2.6)	(2.6)	2.1	0.3	(0.2)	(7.4)	(5.2)	(0.8)	(0.1)	2.5	(1.8)	(0.1)	0.9	(0.2)	0.2	0.3	1.3	1.4	1.0	4.2

Net Loss
Recorded in Q1 FY05
FX—reval, overstatement of OI&E											(2.0)	(2.0)	1.0	1.0			2.0
Artiman Equity Adjustment											(0.5)	(0.5)					0.0	0.5
Recorded in Q4 FY05
CTA related to UNL								(2.7)		2.7		0.0					0.0
Tax catch up								(0.3)	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.0	0.2
CTA from asset transfer to Japan								0.4				0.4		(0.4)			(0.4)
CTA from Taiwan								(2.5)	0.4	1.1	(0.2)	(1.2)	(0.2)	0.3	(0.3)	0.5	0.4	(0.3)	1.1
CTA from UK								(5.7)	0.5	(0.2)	0.1	(5.4)	0.1	0.4	(0.3)	(0.1)	0.1	5.3
CTA from IOT								0.9	0.0	(0.0)	(0.0)	0.9	0.0	(0.0)	(0.1)	(0.0)	(0.1)	(0.8)
CTA from GmbH								0.2				0.2					0.0		(0.2)
CTA from UNL								(9.2)	(2.4)	3.5	8.2	0.0					0.0

Recorded in Q1 FY06

Recorded Q2 FY 06
Prudential shares		0.0			1.4		1.4												(1.4)

Recorded Q4 FY 06
Elimination of FX gain on German debt pay-off		0.0	(0.8)			0.8	0.0
Shenzhen transfer pricing		0.0	(0.5)	0.2	0.2	0.1	0.0

Increase/(Decrease) Net Loss	(2.6)	(2.6)	0.8	0.5	1.4	(6.5)	(3.8)	(19.6)	(1.5)	9.6	3.8	(7.7)	1.8	1.2	(0.5)	0.8	3.4	6.1	0.5	4.2

Increase/(Decrease) Non GAAP Net Loss	(2.6)	(2.6)	2.5	(0.1)	(0.6)	(4.3)	(2.5)	(0.4)	0.5	2.4	(1.9)	0.5	0.8	(0.2)	0.1	0.3	1.0	1.2	0.8

Operating Loss—as reported	36.7	36.7	64.6	39.0	49.2	95.2	248.0	109.7	44.6	46.7	33.3	234.3	26.0	36.9	78.3	39.1	180.3	900.7	8284.0
Operating Loss—adjusted	34.1	34.1	66.7	39.3	49.0	87.8	242.8	108.9	44.5	49.2	31.5	234.2	26.9	36.7	78.5	39.4	181.6	902.1	8285.0
% of Operating Loss	7.1%	7.1%	3.3%	0.8%	0.4%	7.8%	2.1%	0.7%	0.1%	5.4%	5.4%	0.1%	3.6%	0.4%	0.2%	0.8%	0.7%	0.2%	0.0%

Net Loss—as reported	17.4	17.4	45.8	(3.7)	42.1	67.0	151.2	145.7	38.6	41.0	36.0	261.3	21.7	7.3	58.5	28.1	115.6	(933.8)	(8,738.3)
Net Loss—adjusted	14.8	14.8	46.6	(3.2)	43.5	60.5	147.4	126.1	37.1	50.6	39.8	253.6	23.5	8.5	58.0	28.9	119.0	(927.7)	(8,737.8)
% of Net Loss	14.9%	14.9%	1.7%	13.5%	3.3%	9.7%	2.5%	13.5%	3.9%	23.3%	10.6%	3.0%	8.5%	15.9%	0.8%	2.9%	2.9%	0.6%	0.0%

Net Loss per share— as reported	0.08	0.08	0.22	(0.02)	0.20	0.34	0.73	0.80	0.21	0.23	0.20	1.45	0.12	0.04	0.33	0.16	0.64	(5.26)	(52.00)
Net Loss per share—adjusted	0.07	0.07	0.22	(0.02)	0.21	0.31	0.71	0.70	0.21	0.28	0.22	1.40	0.13	0.05	0.32	0.16	0.66	(5.23)	(52.00)
Shares used	210.9	210.9	210.6	212.3	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	175.0	179.8	179.4	179.2	179.6	177.5	168.0

Non GAAP Net Loss—as reported	(6.8)	(6.8)	2.1	2.8	3.5	15.4	23.8	21.8	23.5	28.6	14.1	88.0	11.9	6.7	19.3	13.5	58.1	227.0	721.4
Non GAAP Net Loss—adjusted	(9.4)	(9.4)	4.6	2.7	2.9	11.1	21.3	21.4	24.0	31.0	12.2	88.5	12.7	6.5	19.4	13.8	59.1	228.2	722.2
% of Non GAAP Net Loss	38.2%	38.2%	119.8%	2.4%	17.0%	28.2%	10.4%	2.0%	2.1%	8.3%	13.5%	0.6%	6.6%	3.3%	0.6%	2.1%	1.7%	0.5%	0.1%

Non GAAP Net Loss per share— as reported	(0.03)	(0.03)	0.01	0.01	0.02	0.08	0.12	0.12	0.13	0.16	0.08	0.49	0.07	0.04	0.11	0.08	0.32	1.28	4.29
Non GAAP Net Loss per share—adjusted	(0.04)	(0.04)	0.02	0.01	0.01	0.06	0.10	0.12	0.13	0.17	0.07	0.49	0.07	0.04	0.11	0.08	0.33	1.29	4.30
Shares used	223.4	223.4	210.6	209.9	207.0	197.7	206.2	181.0	180.8	180.5	180.3	180.7	175.0	179.8	179.4	179.2	179.6	177.5	168.0

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